centrica
082-04578

URGENT FAX MESSAGE

To: Office of International Corporation Finance, SEC

Date: 3 November, 2008

Fax: 001 202 772 9207

SUPPL

From: Secretariat

No. of pages 4 (inc. this one)

Please find attached two recently released Stock Exchange Announcements.

Secretariat

08005709

RECEIVED
2008 NOV -4 A 11:

PROCESSED
NOV 07 2008
THOMSON REUTERS

dw 11/5

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

3 November 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

3 November 2008

British Gas Business to acquire BizzEnergy customers

Centrica plc, through its British Gas Business division, today announced that it has reached agreement to acquire the customers of BizzEnergy Ltd for a cash consideration of £3.5 million after the privately-owned energy supplier was taken into administrative receivership.

All of BizzEnergy's 40,000 electricity customers across SME and Corporate markets, transferred to British Gas Business under the deal, will maintain their existing contract terms and conditions.

Badar Khan, Managing Director of British Gas Business, said:

"BizzEnergy customers can rest assured that we will ensure a seamless transition to British Gas Business, with no change to their energy supply contracts."

Ends

Enquiries:

Investor relations:	01753 494900
Media relations:	Mish Tullar on 0845 072 8001
	Matt Beasley on 0845 072 8002

Notes to editors

Centrica plc is acquiring BizzEnergy Ltd through its subsidiary British Gas Trading Limited.

BizzEnergy SME customers can call British Gas Business for more information on **0800 294 0670**, and half-hourly meter supplied customers on **0800 294 0671**. Or email on **BizzEnergy@britishgasbusiness.co.uk**

3 November 2008

Centrica plc ('the Company')

Total Voting Rights

In conformity with the Disclosure and Transparency Rules ('the Rules'), we notify the market of the following:

As at 31 October 2008, the issued capital of the Company comprises 3,713,766,061 ordinary shares. All of these shares carry voting rights of one vote per share.

The Company does not currently hold any shares in treasury.

The above figure of 3,713,766,061 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Rules.

Julia Foo
Centrica plc
01753 494 016

AGREED
31/10/08

centrica

URGENT FAX MESSAGE

To: Office of International Corporation Finance, SEC

Date: 3 November, 2008

Fax: 001 202 772 9207

From: Secretariat

No. of pages 3 (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

3 November 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus (the "Supplementary Prospectus") for Centrica plc U.S.$6,000,000,000 Euro Medium Term Note Programme 2008

The Supplementary Prospectus should be read and construed in conjunction with the document incorporated by reference therein and the Base Prospectus dated 26 September 2008 (together, the "Prospectus")

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3056H_1-2008-11-3.pdf

Enquiries:

Centrica Investor Relations	01753 494900
Centrica Media Relations	01753 494085

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

centrica

URGENT FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	3 November, 2008
Fax:	001 202 772 9207		
From:	Secretariat	**No. of pages**	4 (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

2008 NOV -4 A 11:01

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

3 November 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

Announcement

Centrica plc – Publication of Prospectus and Circular

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA, THE PEOPLE'S REPUBLIC OF CHINA, JAPAN, SINGAPORE, SWITZERLAND, THE REPUBLIC OF SOUTH AFRICA OR THE UNITED STATES.

CENTRICA PLC

3 November 2008

Further to the announcement on 31 October 2008 of a fully underwritten rights issue (the "Rights Issue"), Centrica plc ("Centrica") announces that a prospectus relating to the Rights Issue (the "Prospectus") was approved by the UK Listing Authority on 31 October 2008. A circular to shareholders relating to the Rights Issue (the "Circular") has also been posted to shareholders.

The Prospectus and Circular will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, situated at:

Financial Services Authority

25 The North Colonnade,

Canary Wharf,

London E14 5HS.

Contacts

Centrica Investor Relations
01753 494900

Centrica Media Relations
0845 0726 8001

This announcement is not a Prospectus but an advertisement and investors should not subscribe for any nil paid rights ("Nil Paid Rights"), fully paid rights ("Fully Paid Rights") or new ordinary shares ("New Ordinary Shares") referred to in this announcement except on the basis of the information contained in the Prospectus.

A copy of the Prospectus is available from the registered office of Centrica plc at Maidenhead Road, Windsor, Berkshire, SL4 5GD and on the Centrica website at www.centrica.com. The

Prospectus is also available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Linklaters LLP up to the date of admission of the Nil Paid Rights, which is expected to be 24 November 2008.

Neither the content of Centrica plc's website nor any website accessible by hyperlinks to Centrica plc's website is incorporated in, or forms part of, this announcement.

Distribution of this announcement and/or the Provisional Allotment Letters and/or the transfer of Nil Paid Rights, Fully Paid Rights and/or New Ordinary Shares into jurisdictions other than the United Kingdom may be restricted by law. These materials are not for distribution, directly or indirectly, in whole or in part, in or into the United States (including its territories and dependencies, any state or the United States and the District of Columbia) or in or into any of Australia, Canada, The People's Republic of China, Japan, Singapore, The Republic of South Africa or Switzerland. Persons into whose possession this announcement comes should inform themselves of and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

These materials do not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Nil Paid Rights, the Fully Paid Rights and the New Ordinary Shares have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act") or under any securities laws of any state or other jurisdiction of the United States and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States except pursuant to an applicable exemption from the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. The Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares and the Provisional Allotment Letters have not been approved or disapproved by the US Securities and Exchange Commission, any state's securities commission in the United States or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the Nil Paid Rights, the Fully Paid Rights, the New Shares and the Provisional Allotment Letters or the accuracy or adequacy of this announcement. There will be no public offer of these securities in the United States.

The Nil Paid Rights, the Fully Paid Rights, the Provisional Allotment Letters and the New Ordinary Shares will also not be registered under the securities laws of Australia, Canada, The People's Republic of China, Japan, Singapore, The Republic of South Africa or Switzerland and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within such jurisdictions except pursuant to an applicable exemption from and in compliance with any applicable securities laws. There will be no public offer in any of Australia, Canada, The People's Republic of China, Japan, Singapore, The Republic of South Africa or Switzerland.

centrica

URGENT FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	31 October, 2008
Fax:	001 202 772 9207		
From:	Secretariat	**No. of pages**	16 (inc. this one)

Please find attached two recently released Stock Exchange Announcements.

Secretariat

SUPPL

2008 NOV -4 A 11:53

RECEIVED

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

31 October 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed documents are to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, THE PEOPLE'S REPUBLIC OF CHINA, JAPAN, SINGAPORE, THE REPUBLIC OF SOUTH AFRICA OR SWITZERLAND

THIS ANNOUNCEMENT IS AN ADVERTISEMENT. IT IS NOT A PROSPECTUS AND INVESTORS SHOULD NOT SUBSCRIBE FOR OR PURCHASE ANY SHARES REFERRED TO IN THIS ANNOUNCEMENT EXCEPT ON THE BASIS OF INFORMATION IN THE PROSPECTUS TO BE PUBLISHED BY CENTRICA PLC TODAY IN CONNECTION WITH THE PROPOSED RIGHTS ISSUE. COPIES OF THE PROSPECTUS WILL, FOLLOWING PUBLICATION, BE AVAILABLE FROM THE COMPANY'S REGISTERED OFFICE

centrica

Centrica announces 3 for 8 Rights Issue to raise approximately £2.2 billion to fund the potential acquisition of a 25% interest in British Energy

31 October 2008

Centrica plc ("Centrica") today announces a fully underwritten rights issue of 1,392,545,298 New Shares at a price of 160 pence per New Share on the basis of 3 New Shares for every 8 Existing Shares held on the record date of 14 November 2008 (the "Rights Issue"). This Rights Issue is intended to help fund Centrica's vertical integration strategy, either through the potential acquisition of a 25% interest in British Energy plc ("British Energy") or other vertical integration opportunities.

The total net proceeds of the Rights Issue, after estimated aggregate costs and expenses, are expected to be approximately £2.2 billion.

The Issue Price of 160 pence per New Share represents a 39.9% discount to the theoretical ex-rights price of 266 pence, based on the closing price of 306.25 pence per Ordinary Share on 30 October 2008 (being the last business day before today's announcement of the terms of the Rights Issue).

Roger Carr, Chairman, said:

"Following this Rights Issue, Centrica will be well-capitalised to fund the potential acquisition of a 25% interest in British Energy. Assuming we reach agreement with EDF regarding Centrica acquiring a 25% interest in British Energy, the proceeds of the Rights Issue will be directed towards this opportunity, with the balance of the consideration being funded with additional debt and, possibly, asset sales.

We have also released our interim management statement today. Overall, Centrica continues to trade in line with expectations."

The Rights Issue is fully underwritten by Goldman Sachs International, Credit Suisse Securities (Europe) Limited, and UBS Investment Bank as Joint Bookrunners, and by HSBC, BNP PARIBAS, RBS Hoare Govett and Barclays Capital as Lead Managers.

The full prospectus will be available on Centrica's website, www.centrica.com, and contains further details and the full terms and conditions of the Rights Issue.

Background to and Reasons for the Rights Issue

In February 2007, Centrica announced a new Group strategy which included a key priority of reducing wholesale gas price risk through increased vertical integration. Centrica is exposed to short-term movements in UK wholesale gas prices because it produces substantially less gas from the resources that it owns than it requires to fulfil customer demand and demand from its combined cycle gas turbines power stations. This strategic priority seeks to partially address the risks arising from this exposure. In the past, this imbalance has, at times, resulted in Centrica's residential energy business in the UK being uncompetitive vis-à-vis other major energy suppliers who are more vertically integrated. The acquisition of additional upstream assets addresses this strategic priority and Centrica has announced a number of related transactions recently, including the acquisition of gas reserves on the UK and Norwegian continental shelves.

Lower wholesale gas price exposure can be achieved through the acquisition of gas production assets or power generation assets where the input fuel is not natural gas. Therefore, one way of addressing this strategic priority is to acquire nuclear generation assets.

The leading supplier of nuclear energy in the UK is British Energy Group plc ("British Energy"). On 24 September 2008, Lake Acquisitions Limited ("Lake Acquisitions"), a subsidiary of Electricité de France S. A. ("EDF"), announced a recommended offer for the entire issued share capital of British Energy. Centrica and EDF also announced on 24 September 2008 that they are in discussions in relation to an option for Centrica to acquire a 25% interest in Lake Acquisitions following the completion by Lake Acquisitions of its acquisition of British Energy. The acquisition by Centrica would be at the same implied price per share as EDF pays for British Energy, subject to certain costs to be agreed, and based on EDF's current offer, is expected to be valued at approximately £3.1 billion.

EDF has announced its intention to build four European pressurised reactors ("EPRs") in the UK and is aiming to have the first reactor on-stream by the end of 2017. The acquisition of a 25% interest in Lake Acquisitions (and the option to participate in EDF's nuclear new build activities in the UK on a 75/25 (EDF/Centrica) basis) would represent significant progress in increasing Centrica's vertical integration, which would make a significant contribution to reducing Centrica's exposure to short-term commodity price fluctuations and provide another growth platform.

Centrica and EDF have entered into a non-legally binding Memorandum of Understanding effecting the above terms and Centrica continues to be in discussions with EDF regarding this transaction. However, legally binding documentation has not yet been entered into for the acquisition by Centrica of any interest in British Energy. Any transaction would likely be subject to the fulfilment of certain conditions precedent, including Centrica shareholder approval and regulatory approvals. Centrica would seek to finance any transaction with the proceeds of this Rights Issue, additional debt and, possibly, the sale of certain assets.

Centrica will remain a significant buyer of gas and power in the UK market, for which a strong credit rating is of key importance. Centrica's objective is therefore to maintain credit ratings in the 'A' range and it believes that this Rights Issue will help ensure this. Centrica also believes that there are significant benefits from being well capitalised in the current uncertain market environment where opportunities can arise rapidly and traditional sources of short-term capital are less available.

If Centrica does not acquire an interest in Lake Acquisitions, Centrica would evaluate the use of the proceeds of the Rights Issue for other acquisition opportunities that meet its vertical integration objective, for general corporate purposes or for returns to shareholders,

with a view to maintaining an appropriate capital structure and maximising long-term shareholder value.

Financial Effects of the Potential Acquisition

If Centrica acquires a 25% stake in Lake Acquisitions, the financial impact on Centrica will depend on a number of variables, including power prices and the output from British Energy's nuclear power stations. Based on current forward power prices, and Centrica's estimates of output, synergies and other variables, Centrica estimates that the acquisition, in combination with the Rights Issue, would be mildly dilutive in the first two years and neutral in 2011 on each of earnings per share and on return on capital, before taking into account the impact of fair value accounting adjustments which are described below.

Centrica expects to account for its interest in Lake Acquisitions as an associate using the equity method of accounting. On acquisition, for the purposes of consolidated accounts, Centrica will be required to adjust the value of Lake Acquisitions' assets and liabilities, which will include the acquired British Energy group, to fair value. This is expected to result in an increase in the carrying values of the nuclear power stations and, as a result, additional depreciation charges which will reduce Lake Acquisitions' profit after tax and, therefore, reduce reported earnings per share in Centrica's consolidated group accounts. Fair value accounting will also require contracts entered into by British Energy to sell power forward to be marked to market, based on forward power prices at the date the acquisition by Centrica is completed. If forward power prices were to remain at their current level, it is expected that this marking to market will result in a provision being made against the contracts, and the unwinding of this provision in future periods will increase Lake Acquisitions' profit after tax and, therefore, Centrica's reported earnings per share. The net effect of these adjustments is expected to be broadly neutral in 2009, but negative from 2010 as the mark to market impact on the forward power contracts unwinds.

Current Trading Update

Overall, Centrica continues to trade in line with expectations on a pre-tax basis. Full year earnings will also benefit from a lower effective tax rate driven by a one-off deferred tax credit.

As a result of the retail price increase announced in July, British Gas Residential saw a short term increase in customer churn. However sales of energy accounts remained high, with particular success in the fixed price propositions. Churn has now fallen to levels experienced before the price increase and in recent weeks the level of account sales has been ahead of customer withdrawal notifications. British Gas Residential currently has 15.6 million customer accounts on supply. Subject to the usual uncertainties caused by weather variations, second half operating margins are now expected to be ahead of those achieved in the first half of the year.

In Centrica Energy the gas production business has continued to perform strongly, with gas volumes anticipated to be around 10% ahead of 2007, although the recent easing in fourth quarter wholesale gas prices will have some impact. Losses in the legacy industrial and commercial contracts are expected to be lower than previously forecast if the decline in the fourth quarter wholesale gas price is maintained. The operating results of the power generation business have been materially impacted by unplanned outages in the second half of the year at the Peterborough and Spalding power stations.

British Gas Services and British Gas Business are both performing ahead of expectations. Centrica Storage has undergone a strong injection season, with the Rough reservoir now effectively full, and continues to meet profit expectations. In late September we acquired the

Caythorpe onshore gas field which has planning permission for conversion to a storage field with a capacity of up to 7.5 billion cubic feet of gas. The total cost was £70 million, with an additional investment of around £100 million required to complete the conversion.

Difficult economic conditions in North America and the recent disruption to the power market caused by Hurricane Ike have held back Direct Energy, but this has been offset by the strengthening of the US dollar against sterling. Commodity price movements have had a one-off adverse impact on Oxxio in The Netherlands, which in turn has had a significant adverse impact on the overall European business.

The net interest charge for the Group remains low, at around £25 million. In September we successfully placed £750 million of sterling bonds, with £300 million maturing in 2018 and the remaining £450 million maturing in 2033. We continue to forecast an underlying Group effective tax rate of around 55% due to the high proportion of upstream profits. However the tax charge will benefit from a one-off deferred tax credit, now estimated at £60 million, due to a change in the treatment of decommissioning costs for certain gas fields.

The certain remeasurements gains reported in the Interim results for the period to 30 June 2008 have subsequently been negatively impacted by the movements in commodity prices and the margin cash held at 30 June 2008 has now largely unwound.

The next scheduled reporting event in the financial calendar for Centrica is the 2008 full year results on 26 February 2009.

Rights Issue

The Rights Issue is being made to all Qualifying Shareholders on the register of members of the Company at the close of business on 14 November 2008. Pursuant to the Rights Issue, the Company is proposing to offer 1,392,545,298 New Shares by way of rights to Qualifying Shareholders other than, subject to certain exemptions as set out in paragraph 2.5 of Part III "Terms and Conditions of the Rights Issue" of the Prospectus, Shareholders with a registered address, or resident, in the Excluded Territories, the United States or one of the other Restricted Territories at 160 pence per New Share, payable in full on acceptance by no later than 11.00 a.m. on 12 December 2008. The Rights Issue is expected to raise approximately £2.2 billion, net of related costs and expenses. The Rights Issue will be on the basis of 3 New Shares for every 8 Existing Shares. The Issue Price represents a 39.9% discount to the theoretical ex-rights price, based on the closing middle-market price of 306.25 pence per Ordinary Share on 30 October 2008 (being the last business day before today's announcement of the terms of the Rights Issue).

The Rights Issue is fully underwritten by Goldman Sachs International, Credit Suisse, UBS Investment Bank and the other underwriters named in the Underwriting Agreement. The Rights Issue is conditional, inter alia, on:

(i) the Underwriting Agreement having become unconditional in all respects, save for the condition relating to Admission;

(ii) Admission becoming effective by not later than 8.00 a.m. on 15 December 2008 (or such later time and date as the parties to the Underwriting Agreement may agree); and

(iii) the passing without amendment of the Resolutions.

It is expected that Admission will occur and that dealings in the New Shares (nil paid) will commence on the London Stock Exchange at 8.00 a.m. on 24 November 2008.

Contacts

Centrica Investor Relations 01753 494900

Centrica Media Relations 0845 0726 8001

A copy of the Prospectus when published will be available from the registered office of Centrica plc at Maidenhead Road, Windsor, Berkshire, SL4 5GD and on the Centrica website at www.centrica.com. The Prospectus will also be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Linklaters LLP up to the date of Admission.

This document is not a Prospectus but an advertisement and investors should not subscribe for any Nil Paid Rights, Fully Paid Rights or New Ordinary Shares referred to in this announcement except on the basis of the information contained in the Prospectus.

Neither the content of Centrica plc's website nor any website accessible by hyperlinks to Centrica plc's website is incorporated in, or forms part of, this announcement.

Distribution of this announcement and/or the Provisional Allotment Letters and/or the transfer of Nil Paid Rights, Fully Paid Rights and/or New Ordinary Shares into jurisdictions other than the United Kingdom may be restricted by law. These materials are not for distribution, directly or indirectly, in whole or in part, in or into the United States (including its territories and dependencies, any state or the United States and the District of Columbia). Persons into whose possession this announcement comes should inform themselves of and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

These materials do not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Nil Paid Rights, the Fully Paid Rights and the New Ordinary Shares have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act") or under any securities laws of any state or other jurisdiction of the United States and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States except pursuant to an applicable exemption from the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. The Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares and the Provisional Allotment Letters have not been approved or disapproved by the US Securities and Exchange Commission, any state's securities commission in the United States or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the Nil Paid Rights, the Fully Paid Rights, the New Shares and the Provisional Allotment Letters or the accuracy or adequacy of this announcement. There will be no public offer of these securities in the United States.

The Nil Paid Rights, the Fully Paid Rights, the Provisional Allotment Letters and the New Ordinary Shares will also not be registered under the securities laws of any Excluded Territory or Restricted Territory and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within such jurisdictions except pursuant to an applicable exemption from and in compliance with any applicable securities laws. There will be no public offer in any of the Excluded Territories or the Restricted Territories.

Goldman Sachs International, Credit Suisse, UBS Limited, Barclays Capital, BNP Paribas, HSBC and RBS Hoare Govett Limited, which are authorised and regulated in the UK by the Financial Services Authority, are acting for Centrica and no one else in connection with the Rights Issue and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Rights Issue and will not be responsible to anyone other than Centrica for providing the protections afforded to their respective clients or for providing advice in relation to the Rights Issue or any matters referred to in this document.

Apart from the responsibilities and liabilities, if any, which may be imposed on Goldman Sachs International, Credit Suisse, UBS Limited, Barclays Capital, BNP Paribas, HSBC and RBS Hoare Govett Limited by the Financial Services and Markets Act 2000, none of Goldman Sachs International,

Credit Suisse, UBS Limited, Barclays Capital, BNP Paribas, HSBC and RBS Hoare Govett Limited accepts any responsibility whatsoever for the contents of this document, including its accuracy, completeness or verification, or for any other statement made or purported to be made by it, or on its behalf, in connection with Centrica, the Nil Paid Rights, the Fully Paid Rights or the New Shares or the Rights Issue. Goldman Sachs International, Credit Suisse, UBS Limited, Barclays Capital, BNP Paribas, HSBC and RBS Hoare Govett Limited accordingly disclaim all and any liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise have in respect of this document or any such statement.

Certain statements made in this announcement constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements are typically identified by the use of forward looking terminology such as "believes", "expects", "may", "will", "could", "should", "intends", "estimates", "plans", "assumes" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of, e.g. future plans, present or future events, or strategy that involve risks and uncertainties. Such forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Centrica's control and all of which are based on Centrica's current beliefs and expectations about future events. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by the forward-looking statement. No assurance can be given that such future results will be achieved; actual events or results may differ materially as a result of risks and uncertainties facing Centrica and its subsidiaries. Factors that might cause forward-looking statements to differ materially from actual results include, among other things, the following: global economic conditions; economic conditions in the UK, Continental Europe, North America and other jurisdictions in which Centrica operates or invests; volatile commodity prices; any inability of Centrica to hedge certain risks economically; adequacy of reserve estimates; and exposure to various types of market risk (e.g., interest rake risk, foreign exchange rate risk, credit risk and commodity price risk). The forward-looking statements contained in this announcement speak only as of the date of this announcement and Centrica undertakes no duty to, and will not necessarily, update any of them in light of new information or future events, except to the extent required by applicable law, the Prospectus Rules, the Listing Rules and the Disclosure and Transparency Rules.

Appendix I: Terms and Conditions of the Rights Issue

The Company is proposing to raise proceeds of approximately £2.2 billion (net of expenses) by way of a rights issue of 1,392,545,298 New Shares. Subject to the fulfilment of the conditions of the Underwriting Agreement, the New Shares will be offered under the Rights Issue by way of rights at 160p pence per New Share, payable in full on acceptance by Qualifying Shareholders able to acquire New Shares, on the basis of:

3 New Shares for every 8 Existing Shares

held on the Record Date (and so in proportion for any other number of Existing Shares then held) and otherwise on the terms and conditions as set out in this document and, in the case of Qualifying Non-CREST Shareholders other than to Shareholders with a registered address, or resident in, one of the Excluded Territories or, subject to certain exceptions, the United States or one of the other Restricted Territories, the PALs.

The Issue Price of 160 pence per New Share represents a 39.9% discount to the theoretical ex-rights price based on the closing middle-market price of an Ordinary Share as derived from the London Stock Exchange Daily Official List of 306.25 pence per Existing Share on 30 October 2008, the last business day prior to the date of announcement of the terms of the Rights Issue.

Qualifying Shareholders who do not take up their entitlements to New Shares will have their proportionate shareholdings in Centrica diluted by approximately 27.3%. Those Qualifying Shareholders who take up all the New Shares personally allotted to them in full will, subject to fractions, have the same proportionate voting and distribution rights as held by them on the Record Date.

The Nil Paid Rights (also described as New Shares, nil paid) are entitlements to acquire the New Shares subject to payment of the Issue Price. The Fully Paid Rights are entitlements to receive the New Shares, for which subscription and payment have already been made.

Holdings of Existing Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue. Entitlements to New Shares will be rounded down to the next lowest whole number and fractions of New Shares will not be allotted to Qualifying Shareholders. Such fractions will be aggregated and, if possible, placed as soon as practicable after the commencement of dealings in the New Shares, nil paid. The net proceeds of such placings (after deduction of expenses) will be aggregated and will ultimately accrue for the benefit of Centrica.

The attention of Overseas Shareholders or any person (including, without limitation, custodians, nominees and trustees) who has a contractual or other legal obligation to forward this document into a jurisdiction other than the UK is drawn to paragraph 2.5 of Part III of the Prospectus. The offer of New Shares under the Rights Issue will not be made into certain territories. Subject to the provisions of paragraph 2.5 of Part III of the Prospectus, Shareholders with a registered address in the United States any other Restricted Territory or an Excluded Territory are not being sent this document and will not be sent Provisional Allotment Letters.

Applications will be made to the UK Listing Authority and to the London Stock Exchange for the New Shares (nil paid and fully paid) to be admitted to the Official List and to trading on the London Stock Exchange's main market for listed securities respectively. It is expected that Admission will become effective on 15 December 2008 and that dealings in the New Shares, nil paid, will commence on the London Stock Exchange by 8.00 a.m. on that date. The New Shares and the Existing Shares are in registered form and can be held in certificated or uncertificated form via CREST.

The Existing Shares are already admitted to CREST. No further application for admission to CREST is required for the New Shares and all of the New Shares when issued and fully paid may be held and transferred by means of CREST.

Applications will be made for the Nil Paid Rights and the Fully Paid Rights to be admitted to CREST. Euroclear UK requires the Company to confirm to it that certain conditions (imposed by the CREST Manual) have been satisfied before Euroclear UK will admit any security to CREST. It is expected that these conditions will be satisfied, in respect of the Nil Paid Rights and the Fully Paid Rights, on Admission. As soon as practicable after satisfaction of the conditions, the Company will confirm this to Euroclear UK.

The ISIN for the New Shares will be the same as that of the Existing Shares being GB00B033F229. The ISIN for the Nil Paid Rights is GB00B3F9ZN01 and for the Fully Paid Rights is GB00B3F9ZS55.

None of the New Shares is being made available to the public other than pursuant to the Rights Issue.

The Rights Issue has been fully underwritten by Goldman Sachs International, Credit Suisse, UBS Limited and the other underwriters and is conditional, *inter alia*, upon:

(i) the Underwriting Agreement having become unconditional in all respects (save for the condition relating to Admission) and not having been terminated in accordance with its terms;

(ii) Admission becoming effective by not later than 8.00 a.m. on 15 December 2008 (or such later date as the parties to the Underwriting Agreement may agree); and

(iii) the passing, without amendment, of the Resolutions.

The Underwriting Agreement is conditional upon certain matters being satisfied or not breached prior to the General Meeting and may be terminated by the Joint Bookrunners prior to Admission upon the occurrence of certain specified events, in which case the Rights Issue will not proceed. The Underwriting Agreement is not capable of termination following Admission. The Joint Bookrunners may arrange sub-underwriting for some, all or none of the New Shares. A summary of certain terms and conditions of the Underwriting Agreement is contained in paragraph 16(i) of Part IX "Additional Information" of the Prospectus.

The Underwriters and any of their respective affiliates may engage in trading activity in connection with their roles under the Underwriting Agreement and, in that capacity, may retain, purchase, sell, offer to sell or otherwise deal for their own account in securities of the Company and related or other securities and instruments (including Ordinary Shares, Nil Paid Rights and Fully Paid Rights).

In addition, the Company reserves the right to decide not to proceed with the Rights Issue at any time prior to Admission and commencement of dealings in the New Shares (nil paid).

Subject, *inter alia*, to the conditions referred to above being satisfied (other than the condition relating to Admission), it is intended that:

(i) Provisional Allotment Letters in respect of Nil Paid Rights will be despatched to Qualifying Non-CREST Shareholders other than to Shareholders with a registered address, or resident in, one of the Excluded Territories or, subject to certain exceptions, the United States or one of the other Restricted Territories on 21 November 2008;

(ii) the Receiving Agent will instruct Euroclear UK to credit the appropriate stock accounts of Qualifying CREST Shareholders with such Shareholders' entitlements to Nil Paid Rights with effect from 8.00a.m. on 24 November 2008;

(iii) the Nil Paid Rights and the Fully Paid Rights will be enabled for settlement by Euroclear UK as soon as practicable after the Company has confirmed to Euroclear UK that all the conditions for admission of such rights to CREST have been satisfied, which is expected to be by 8.00 a.m. on 24 November 2008;

(iv) New Shares will be credited to the relevant Qualifying Shareholders who validly take up their rights by no later than 15 December 2008; and

(v) share certificates for the New Shares will be despatched to relevant Qualifying Non-CREST

Shareholders by no later than 22 December 2008.

The offer will be made to Qualifying Non-CREST Shareholders other than to Shareholders with a registered address, or resident in, one of the Excluded Territories or, subject to certain exceptions, the United States or one of the other Restricted Territories by way of the Provisional Allotment Letter (as described in step (i) above) and to Qualifying CREST Shareholders other than to Shareholders with a registered address, or resident in, one of the Excluded Territories or, subject to certain exceptions, the United States or one of the other Restricted Territories by way of the enablement of the Nil Paid Rights and the Fully Paid Rights (as described in step (iii) above) (such Shareholders' stock accounts having been credited as described in step (ii) above).

The New Shares will, when issued and fully paid, rank *pari passu* in all respects with the Existing Shares, including the right to receive all dividends or other distributions made, paid or declared after the date of this document, save for the 2008 interim dividend of 3.9 pence per Ordinary Share announced by Centrica on 31 July 2008 and to be paid on 12 November 2008 to holders of Existing Shares on the register of members of Centrica at the close of business on 26 September 2008.

All documents, including Provisional Allotment Letters (which constitute temporary documents of title) and cheques and certificates posted to, by or from Qualifying Shareholders and/or their transferees or renouncees (or their agents, as appropriate) will be posted at their own risk.

Shareholders taking up their rights by completing a Provisional Allotment Letter or by sending a Many-To-Many ("MTM") instruction to Euroclear UK will be deemed to have given the representations and warranties set out in paragraph 2.5.5(i) of Part III "Terms and Conditions of the Rights Issue" of the Prospectus, unless the requirement is waived by Centrica.

Appendix II: Timetable

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Each of the times and dates in the table below is indicative only and may be subject to change.

	2008
Record Date for entitlement under the Rights Issue for Qualifying CREST Shareholders and Qualifying Non-CREST Shareholders	close of business on 14 November
Latest time and date for receipt of General Meeting Forms of Proxy	10.00 a.m. on 19 November
General Meeting	10.00 a.m. on 21 November
Despatch of Provisional Allotment Letters (to Qualifying non-CREST Shareholders only)(1)	21 November
Start of subscription period	22 November
Dealings in New Shares, nil paid, commence on the London Stock Exchange	8.00 a.m. on 24 November
Existing Shares marked "ex" by the London Stock Exchange	8.00 a.m. on 24 November
Nil Paid Rights credited to stock accounts in CREST (Qualifying CREST Shareholders only)(1)	8.00 a.m. on 24 November
Nil Paid Rights and Fully Paid Rights enabled in CREST	by 8.00 a.m. on 24 November
Recommended latest time for requesting withdrawal of Nil Paid Rights and Fully Paid Rights from CREST (i.e. if your Nil Paid Rights and Fully Paid Rights are in CREST and you wish to convert them to certificated form)	4.30 p.m. on 5 December
Latest time for depositing renounced Provisional Allotment Letters, nil or fully paid, into CREST or for dematerialising Nil Paid Rights or Fully Paid Rights into a CREST stock account (i.e. if your Nil Paid Rights and Fully Paid Rights are represented by a Provisional Allotment Letter and you wish to convert them to uncertificated form)	3.00 p.m. on 8 December
Latest time and date for splitting Provisional Allotment Letters, nil or fully paid	3.00 p.m. on 10 December
Latest time and date for acceptance, payment in full and registration of renunciation of Provisional Allotment Letters	11.00 a.m. on 12 December
Dealings in New Shares, fully paid, commence on the London Stock Exchange	by 8.00 a.m. on 15 December
New Shares credited to CREST stock accounts	by no later than 15 December
Despatch of definitive share certificates for the New Shares in certificated form	by no later than 22 December

Notes:

(1) Subject to certain restrictions relating to Shareholders with registered addresses outside the UK, details of which are set out in Part III "Terms and Conditions of the Rights Issue" of the Prospectus

(2) The times and dates set out in the expected timetable of principal events above and mentioned throughout this document may be adjusted by Centrica in consultation with the Joint Bookrunners in which event details of the new times and dates will be notified to the UK Listing Authority, the London Stock Exchange and, where appropriate, Qualifying Shareholders.

(3) References to times in this timetable are to London (GMT) times unless otherwise stated.

(4) If you have any queries on the procedure for acceptance and payment, you should contact the Shareholder Helpline on 0871 384 2972 (from inside the UK), calls to this number are charged at 8 pence per minute if calling from a BT landline, other telephone providers' cost may vary, or +44 208 495 4641 (from outside the UK). This helpline is available from 8.30 a.m. to 5.30 p.m. Monday to Friday (except bank holidays). For legal reasons, the Shareholder Helpline will be unable to give advice on the merits of the Rights Issue or to provide financial, tax or investment advice.

Appendix III: Definitions

Term	Definition
Admission	the admission of the New Shares (nil paid and fully paid) to the Official List becoming effective in accordance with the Listing Rules and the admission of such shares (nil paid and fully paid) to trading on the London Stock Exchange's main market for listed securities becoming effective in accordance with the Admission and Disclosure Standards
Admission and Disclosure Standards	the "Admission and Disclosure Standards" of the London Stock Exchange containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's main market for listed securities
Barclays Capital	Barclays Bank PLC of 5 The North Colonnade, Canary Wharf, London E14 4BB
BNP Paribas	BNP PARIBAS of 16 boulevard des Italiens, 75009 Paris, France
British Energy	British Energy Group plc, a company incorporated under the laws of England and Wales with registered number SC270184
business day	a day (excluding Saturdays and Sundays or public holidays in England and Wales) on which banks generally are open for business in London for the transaction of normal business
Centrica Group or the Group	the Company and each of its subsidiaries and subsidiary undertakings from time to time
certificated or in certificated form	where a share or other security is not in uncertificated form
Circular to Shareholders	the circular to shareholders dated 31 October 2008 issued by the Company in connection with the Rights Issue and including the General Meeting Notice
Companies Act	the UK Companies Act 1985, as amended or the UK Companies Act 2006, as the context so requires
Company or Centrica	Centrica plc, a company incorporated under the Companies Act 1985 (registered under no. 3033654), with registered office at Millstream, Maidenhead Road, Windsor, Berkshire SL4 5GD
Credit Suisse	Credit Suisse Securities (Europe) Limited of One Cabot Square, London E14 4QJ
CREST	the relevant system, as defined in the CREST Regulations (in respect of which Euroclear UK is the operator as defined in the CREST Regulations)
CREST Manual	the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, Registrars Service Standards, Settlement Discipline Rules, CCSS Operations Manual, Daily Timetable, CREST Application Procedure and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms promulgated by Euroclear UK on 15 July 1996 and as amended since)

Term	Definition
CREST Regulations or Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 01/ 378), as amended
Daily Official List	the daily record setting out the prices of all trades in shares and other securities conducted on the London Stock Exchange
EDF	EDF SA, a company incorporated under the laws of France with registered number 552 081 317
Euroclear UK	Euroclear UK & Ireland Limited, the operator of CREST
Excluded Territories and each an Excluded Territory	the Commonwealth of Australia, its territories and possessions and the Republic of South Africa
Existing Shares	the Ordinary Shares in issue as at the date of this document
FSMA	the Financial Services and Markets Act 2000, as amended
Fully Paid Rights	rights to acquire the New Shares, fully paid
General Meeting	the general meeting of Centrica plc to be held at Excel London, Western Gateway, Royal Victoria Dock, London E16 1XL on 21 November 2008, notice of which is set out in the Circular to Shareholders
General Meeting Notice	the notice of the General Meeting set out in the Circular to Shareholders
GMT	Greenwich Mean Time
Goldman Sachs International	Goldman Sachs International of Peterborough Court, 133 Fleet Street, London EC4A 2BB
HSBC	HSBC of 8 Canada Square, Canary Wharf, London, E14 5HQ
Issue Price	160 pence per New Share
Joint Bookrunners	Goldman Sachs International, Credit Suisse and UBS Limited
Lake Acquisitions	Lake Acquisitions Limited, a company incorporated under the laws of England and Wales with registered number 00612465
Listing Rules	the Listing Rules made by the FSA under Part VI of FSMA
London Stock Exchange	London Stock Exchange plc
Memorandum of Association	the memorandum of association of the Company, details of which are set out in paragraph 4 of Part IX "Additional Information" of the Prospectus
New Shares	Ordinary Shares to be allotted and issued pursuant to the Rights Issue
Nil Paid Rights	rights to acquire the New Shares, nil paid
Non-CREST Shareholder	a Shareholder who does not hold their Ordinary Shares in CREST
Official List	the Official List of the FSA pursuant to Part VI of FSMA
Ordinary Shares or Shares	the ordinary shares of 6 14/81 pence each in the share capital of the Company (including, if the context requires, the New Shares)
Overseas Shareholders	Shareholders with registered addresses outside the UK or who are citizens or residents of countries outside the UK
pounds sterling or £	the lawful currency of the UK
Potential Acquisition	the proposed acquisition by Centrica of a 25% interest in Lake Acquisitions, a subsidiary of EDF following completion of the acquisition by Lake Acquisitions of British Energy

Term	Definition
Provisional Allotment Letter or PAL	the renounceable provisional allotment letter expected to be sent to Qualifying Non-CREST Shareholders in respect of the New Shares to be provisionally allotted to them pursuant to the Rights Issue
Qualifying CREST Shareholders	Qualifying Shareholders holding Ordinary Shares in uncertificated form in CREST
Qualifying Non-CREST Shareholders	Qualifying Shareholders holding Ordinary Shares in certificated form
Qualifying Shareholders	holders of Ordinary Shares on the register of members of the Company at the Record Date
RBS Hoare Govett	RBS Hoare Govett Limited of 250 Bishopsgate, London, EC2M 4AA
Record Date	close of business on 14 November 2008
Registrars or Receiving Agent	Equiniti Limited
Resolutions	the resolutions to be proposed at the General Meeting in connection with the Rights Issue, notice of which is set out in the Circular to Shareholders
Restricted Territories	Canada, the People's Republic of China, Japan, Singapore, Switzerland, and the United States;
Rights	rights to the New Shares pursuant to the Rights Issue
Rights Issue	the proposed issue by way of rights of New Shares to Qualifying Shareholders on the basis described in this document and, in the case of Qualifying Non-CREST Shareholders, in the Provisional Allotment Letter
Shareholder or Centrica Shareholder	holder of Ordinary Shares
stock account	an account within a member account in CREST to which a holding of a particular share or other security in CREST is credited
subsidiary undertaking	as defined in section 258 of the Companies Act
UBS Investment Bank	UBS Limited of 1 Finsbury Avenue, London EC2M 2PP
UK Listing Authority or UKLA	the FSA in its capacity as the competent authority for the purposes of Part VI of FSMA and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of GSMA
uncertificated or in uncertificated form	recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST
Underwriters	Goldman Sachs International, Credit Suisse, UBS Limited, Barclays Capital, BNP Paribas, HSBC and RBS Hoare Govett
Underwriting Agreement	the underwriting agreement dated 31 October 2008 between the Company and the Underwriters relating to the Rights Issue and further described in paragraph 16.1 of Part IX "Additional Information" of the Prospectus
UK	the UK of Great Britain and Northern Ireland
United States or US	the United States of America, its territories and possessions, any state of the United States and the District of Columbia

31 October 2008

Centrica Interim Management Statement

Overall, Centrica continues to trade in line with expectations on a pre-tax basis. Full year earnings will also benefit from a lower effective tax rate driven by a one-off deferred tax credit.

As a result of the retail price increase announced in July, British Gas Residential saw a short term increase in customer churn. However sales of energy accounts remained high, with particular success in the fixed price propositions. Churn has now fallen to levels experienced before the price increase and in recent weeks the level of account sales has been ahead of customer withdrawal notifications. British Gas Residential currently has 15.6 million customer accounts on supply. Subject to the usual uncertainties caused by weather variations, second half operating margins are now expected to be ahead of those achieved in the first half of the year.

In Centrica Energy the gas production business has continued to perform strongly, with gas volumes anticipated to be around 10% ahead of 2007, although the recent easing in fourth quarter wholesale gas prices will have some impact. Losses in the legacy industrial and commercial contracts are expected to be lower than previously forecast if the decline in the fourth quarter wholesale gas price is maintained. The operating results of the power generation business have been materially impacted by unplanned outages in the second half of the year at the Peterborough and Spalding power stations.

British Gas Services and British Gas Business are both performing ahead of expectations. Centrica Storage has undergone a strong injection season, with the Rough reservoir now effectively full, and continues to meet profit expectations. In late September we acquired the Caythorpe onshore gas field which has planning permission for conversion to a storage field with a capacity of up to 7.5 billion cubic feet of gas. The total cost was £70 million, with an additional investment of around £100 million required to complete the conversion.

Difficult economic conditions in North America and the recent disruption to the power market caused by Hurricane Ike have held back Direct Energy, but this has been offset by the strengthening of the US dollar against sterling. Commodity price movements have had a one-off adverse impact on Oxxio in The Netherlands, which in turn has had a significant adverse impact on the overall European business.

The net interest charge for the Group remains low, at around £25 million. In September we successfully placed £750 million of sterling bonds, with £300 million maturing in 2018 and the remaining £450 million maturing in 2033. We continue to forecast an underlying Group effective tax rate of around 55% due to the high proportion of upstream profits. However the tax charge will benefit from a one-off deferred tax credit, now estimated at £60 million, due to a change in the treatment of decommissioning costs for certain gas fields.

The certain re-measurements gains reported in the Interim results for the period to 30 June 2008 have subsequently been negatively impacted by the movements in commodity prices and the margin cash held at 30 June 2008 has now largely unwound.

The next scheduled reporting event in the financial calendar for Centrica is the 2008 full year results on 26 February 2009.

Enquiries:
Centrica Investor Relations 01753 494900
Centrica Media Relations 0845 0726 8001

centrica

URGENT FAX MESSAGE

To: Office of International Corporation Finance, SEC

Date: 31 October, 2008

Fax: 001 202 772 9207

From: Secretariat

No. of pages 9 (inc. this one)

Please find attached two recently released Stock Exchange Announcements.

Secretariat

SUPPL

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

31 October 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed documents are to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

31 October 2008

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Centrica plc confirms that at the close of business on 31 October 2008, it had 3,713,766,061 ordinary shares of 6 14/81p each in issue. The ISIN reference for the shares is GB00B033F229.

Enquiries:

Centrica Investor Relations: 01753 494900
Centrica Media Relations: 0845 072 8001

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

   Centrica plc

2. Name of scheme

   Centrica Sharesave scheme

3. Period of return:

   From **01/05/2008** to **31/10/2008**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period

   33,447,521 ORDINARY 6 14/81p

5. Number of shares issued/allotted under scheme during period

   25,913,613 ORDINARY 6 14/81p

6. Balance under scheme not yet issued/allotted at end of period

   7,845,840 ORDINARY 6 14/81p

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

   8,246,046 ORDINARY 6 14/81p 25/10/2004
   10,000,000 ORDINARY 6 14/81p 24/03/2005
   25,000,000 ORDINARY 6 14/81p 27/04/2006
   25,000,000 ORDINARY 6 14/81p 24/04/2007
   18,000,000 ORDINARY 6 14/81p 15/04/2008

Please confirm total number of shares in issue at the end of the period in order for us update our records

3,713,766,061 as at 31 October 2008

Contact for Queries:

Name: Julia Foo
Tel: 01753 494 016
Address: Centrica plc, Millstream, Maidenhead Road, Windsor, Berks SL4 5GD

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

   Centrica plc

2. Name of scheme

   Centrica Executive Share Option scheme

3. Period of return:

   From **01/05/2008** to **31/10/2008**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period

   8,168,613 ORDINARY 6 14/81p

5. Number of shares issued/allotted under scheme during period

   2,401,255 ORDINARY 6 14/81p

6. Balance under scheme not yet issued/allotted at end of period

   5,767,358 ORDINARY 6 14/81p

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

   2,628,006 ORDINARY 6 14/81p 25/10/2004
   5,000,000 ORDINARY 6 14/81p 04/04/2005
   10,000,000 ORDINARY 6 14/81p 24/03/2006
   10,000,000 ORDINARY 6 14/81p 24/04/2007

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,713,766,061 as at 31 October 2008

Contact for Queries:

Name: Julia Foo
Tel: 01753 494 016
Address: Centrica plc, Millstream, Maidenhead Road, Windsor, Berks SL4 5GD

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

   Centrica plc

2. Name of scheme

   Centrica Share Incentive Plan

3. Period of return:

   From **01/05/2008** to **31/10/2008**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period

   516,799 ORDINARY 6 14/81p

5. Number of shares issued/allotted under scheme during period

   310,031 ORDINARY 6 14/81p

6. Balance under scheme not yet issued/allotted at end of period

   206,768 ORDINARY 6 14/81p

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

   265,283 ORDINARY 6 14/81p 25/10/2004
   2,000,000 ORDINARY 6 14/81p 17/02/2005
   500,000 ORDINARY 6 14/81p 15/04/2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,713,766,061 as at 31 October 2008

Contact for Queries:

Name: Julia Foo
Tel: 01753 494 016
Address: Centrica plc, Millstream, Maidenhead Road, Windsor, Berks SL4 5GD

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Centrica plc

2. Name of scheme

Centrica Long Term Incentive Scheme

3. Period of return:

From **01/05/2008 to 31/10/2008**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period

7,509,725 ORDINARY 6 14/81p

5. Number of shares issued/allotted under scheme during period

220,302 ORDINARY 6 14/81p

6. Balance under scheme not yet issued/allotted at end of period

7,289,423 ORDINARY 6 14/81p

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

10,000,000 ORDINARY 6 14/81p 03/03/2006
3,000,000 ORDINARY 6 14/81p 28/03/2007
10,000,000 ORDINARY 6 14/81p 15/04/2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,713,766,061 as at 31 October 2008

Contact for Queries:

Name: Julia Foo
Tel: 01753 494 016
Address: Centrica plc, Millstream, Maidenhead Road, Windsor, Berks SL4 5GD

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Centrica plc

2. Name of scheme

Centrica Share Award Scheme

3. Period of return:

From **01/05/2008** to **31/10/2008**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period

2,345,898 ORDINARY 6 14/81p

5. Number of shares issued/allotted under scheme during period

3,243 ORDINARY 6 14/81p

6. Balance under scheme not yet issued/allotted at end of period

2,342,655 ORDINARY 6 14/81p

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

2,000,000 ORDINARY 6 14/81p 24/08/2006
1,000,000 ORDINARY 6 14/81p 15/04/2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,713,766,061 as at 31 October 2008

Contact for Queries:

Name: Julia Foo
Tel: 01753 494 016
Address: Centrica plc, Millstream, Maidenhead Road, Windsor, Berks SL4 5GD

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

   Centrica plc

2. Name of scheme

   Centrica North American Share Purchase Plan

3. Period of return:

   From **01/05/2008** to **31/10/2008**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period

   108,464 ORDINARY 6 14/81p

5. Number of shares issued/allotted under scheme during period

   16,563 ORDINARY 6 14/81p

6. Balance under scheme not yet issued/allotted at end of period

   91,901 ORDINARY 6 14/81p

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

   50,000 ORDINARY 6 14/81p 22/01/2007
   100,000 ORDINARY 6 14/81p 15/04/2008

Please confirm total number of shares in issue at the end of the period
in order for us to update our records

3,713,766,061 as at 31 October 2008

Contact for Queries:

Name: Julia Foo
Tel: 01753 494 016
Address: Centrica plc, Millstream, Maidenhead Road, Windsor, Berks SL4 5GD

END